UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp.
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold.com

News Release

Evolving Gold Announces Debt Settlement, Engagement of
Corporate Advisor and Grant of Options

Vancouver, British Columbia, May 16, 2005: Evolving Gold Corp. ("Evolving Gold") (CNQ:GOLD) is pleased to announce that it has agreed to settle debt with six parties in the aggregate sum of CAD$$285,610 representing loans advanced to Evolving Gold for general working capital purposes. The debt settlement will be through the issuance of units ("Unit") at a deemed price of CAD$0.66 per Unit resulting in the issuance of 432,742 Units in the capital of Evolving Gold. Each Unit consists of one common share and one non-transferable share purchase warrant ("Warrant Share") in the capital of Evolving Gold. Each Warrant Share entitles the holder for 24 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of Evolving Gold at an exercise price of CAD$0.82 per share. The Shares and Warrant Shares will be subject to a four month hold period from the date of issuance. The debt settlement is anticipated to close at the end of May, 2005.

Evolving Gold is also pleased to announce that on May 16, 2005, it engaged the consulting services of Shareholder Development & Consulting Services ("SDCS") of Florida. SDCS has extensive experience in and knowledge of corporate communications in the securities industry. The term of the corporate advisory agreement is for an initial three (3) months at a monthly fee of US$2,500. SDCS will provide corporate advisory services on behalf of Evolving Gold with the aim of introducing individuals of interest to Evolving Gold.

Evolving Gold further announces that it has granted to Lawrence A. Dick, President, Chief Executive Officer and a director, of Evolving Gold, an option to purchase 185,000 common shares in the capital of Evolving Gold at exercise price of CAD$0.82, such options to expire on May 16, 2009.

ON BEHALF OF EVOLVING GOLD CORP.

/s/ Warren McIntyre

Warren McIntyre
Chief Financial Officer, Corporate
Secretary and Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: May 17, 2005

/s/ Warren McIntyre
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director